UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-41722

MAC COPPER LIMITED

(Exact name of registrant as specified in its charter)

3rd Floor, 44 Esplanade

St. Helier, Jersey, JE4 9WG

+44 1534 514 000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

*Explanatory Note: Effective as of October 10, 2025 and implemented on October 24, 2025, pursuant to that certain binding scheme implementation deed, dated as of May 27, 2025, by and among MAC Copper Limited (the “Company”), Harmony Gold Mining Company Limited (“Harmony”) and Harmony Gold (Australia) Pty Ltd (“Harmony Australia”), a wholly owned subsidiary of Harmony, Harmony Australia acquired 100% of the issued share capital in the Company by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991.

Pursuant to the requirements of the Securities Exchange Act of 1934, MAC Copper Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MAC COPPER LIMITED

Date: October 24, 2025	By:	/s/ Michael James McMullen
	Name:	Michael James McMullen
	Title:	Chief Executive Officer